Investor Webinar Transcript

00:00:00:12 - 00:00:24:18

Jan

Thanks everyone for the excitement for the support and welcome everyone. My name is Jan Goetgeluk. I'm the founder and CEO of Virtuix. In the next 30 minutes or so, I will walk through our investor presentation. I will discuss Omni One's go to market strategy, business model and so forth, and then I'll open it up to Q&A as well.

00:00:25:20 - 00:00:47:02

Jan

I received a lot of questions before the webinar and I'll try to go through one by one. And if you have any more questions that come to mind during the presentation, feel free to put it in the chat and we'll try to get to those as well. All right, we'll dive right in. Just a quick refresher or for those who are new to Virtuix.

00:00:47:13 - 00:01:21:10

Jan

We are based in Austin, Texas. We develop and we sell the Omni. The Omni's an omni-directional treadmill to walk and run around inside VR games and other applications. To date, we have shipped over $16 million worth of products, over 4,000 Omni systems in 45 countries, mainly to the enterprise markets and the commercial entertainment markets. In that market primarily, you know, big customers, for example, like Dave & Buster's, Sky Zone, big entertainment venues with our flagship product, Omni Arena.

00:01:22:11 - 00:01:50:20

Jan

And in that commercial entertainment market, the Omni has become a big hit, a global entertainment hit. We've hosted over 3 million plays to date and counting. And the biggest question we always hear at these entertainment venues after people have played is always, Hey, wow, where can I buy this? Where can I get this for my home? And that's what prompted us to start working on the Omni and Omni system for the home to bring our popular gaming experience to millions of homes around the world.

00:01:50:20 - 00:02:17:05

Jan

So this is our product lineup today, the Omni Pro, which was the original Omni for commercial use. We've shipped over 4,000 of those, mainly through a distribution network, 22 distributors in 45 countries. Then we put four of those Omnis together in Omni Arena, a turnkey system, an attraction for the out-of-home entertainment industry. That's the attraction that is at places like Dave & Buster's, for example.

00:02:17:13 - 00:02:46:20

Jan

And some of them, at least, other big entertainment chains. I'll talk about that more in a second. And then most recently, we started working on Omni One, which is our consumer system for the home and very exciting development. And that's what the majority of the presentation will be about. Now I do want to say a few words about Omni Arena because Omni Arena, you know, it's a nice business by itself, profitable, not very - not a billion dollar business, but it's a nice business for us.

00:02:46:24 - 00:03:22:23

Jan

It brings in revenues, but also it fits nicely into the consumer business. It fits nicely into the Omni One strategy which I'll explain. We've now installed nearly 70 Omni Arenas nationwide. US only. The 70th will be installed next week. It's $174,000 attraction on which we make about $70,000 in gross margin, plus some recurring revenues. About 12,000 or so dollars a year per system from mandatory maintenance contracts, $2,000 a quarter, and then some gameplay licensing fees as well that come to us.

00:03:23:19 - 00:03:48:24

Jan

It's done great. It's done great for our customers. Our customers love it. We are at major chains, Launch, K1, Bowlero, you name it. The reason why it's done so well and this is so important for us is that players love the experience. We now have 25,000 sometimes 35,000 players a month playing Omni Arena, being $12 to $15 per play.

00:03:50:16 - 00:04:14:05

Jan

And 70% of those players, by the way, make a player profile. And that is massive for us. So we now have over 300,000 registered players that play Omni Arena weekly or monthly, and we have their first name, last name, email address and date of birth. So that's a great player base that again we can leverage for Omni One, which I'll get to. Omni Arena has a lot of repeat play.

00:04:14:05 - 00:04:34:24

Jan

It has these built in e-sports contests. You can win real money playing it. So some of those players in those teams have now played over 300 times. So high repeat play and that's why it's done so well at venues and players love it. We have this player survey that players can fill out optionally, but over 30,000 players have filled that out.

00:04:35:12 - 00:04:59:12

Jan

Would you play again? 98% says yes. Did you come to the venue specifically for Omni Arena 45% says yes. And a 9.4 out of all of those ten rating. So great reviews, great experience and again, lots of excitement with Omni Arena that can translate into Omni One. So Omni One, the time is now. This is really the big vision we had from the start.

00:04:59:12 - 00:05:19:16

Jan

We always wanted to make an Omni system for the consumer. We pivoted to the commercial market. We've done that really well. But now that time is is ready for us. For Omni one, the technology is ready. VR has come a long way. Up until a few years ago, you always needed to have a high end gaming PC to power VR.

00:05:20:08 - 00:05:45:15

Jan

That's no longer the case. You can now buy a standalone VR headset like a Quest 2 by Meta and you don't need a PC. Everything's on the headset. No cables needed. So for us, for the first time, we can bundle the Omni with a headset and offer the complete system to the end customer, to the consumer, and everything just works out of the box. So that technology is finally ready and our product is finally ready.

00:05:46:05 - 00:06:17:20

Jan

The business model is quite established now direct to consumer devices. High end equipment for the home has become mainstream, coupled with subscriptions, recurring revenues. We'll talk about Omni One's business model in a second. And then lastly, the market is asking for our product. I talked about Omni Arena there, but we also now have already a waiting list of over 35,000 people that have expressed that they want to buy Omni One without any major marketing whatsoever.

00:06:17:20 - 00:06:41:01

Jan

So we'll talk about that as well. So the demand picture is looking so strong for Omni One, and that's what I'm most excited about. So Omni One is a complete system, as I mentioned, a treadmill and a headset. So we offer the whole system to consumers. And this is an important point to make. It's not a peripheral that you just plug into somebody else's platform.

00:06:41:01 - 00:07:05:17

Jan

It's not just an accessory to the PlayStation. And that's very important because being an accessory, being a peripheral, is just not a very good business model to begin with. But second, it's also not a good user experience. It's never very seamless and it's just not very good. We don't aim to be the Mad Catz of VR. Okay. Mad Catz is a, it's a good company, but it makes these controllers for PlayStation or Xbox.

00:07:06:03 - 00:07:29:02

Jan

And you know what? It's a tough business and it doesn't always work well either. Now we aim to be the Apple of VR, right? High end product, streamlined, seamless customer experience. So this fantastic user experience with a high end product, that's what we're going for. So only one complete system treadmill plus headset, and the headset has our own software on it.

00:07:29:02 - 00:07:51:12

Jan

The headset we're going to use is the Pico Neo 3 Pro. Pico is a brand you may not be familiar with. It's actually the biggest competitor to Meta in the consumer VR space and the Neo 3 Pro is basically the equivalent of the Quest 2, arguably in some areas even better. And by the way, the headset that comes with Omni One is highly customized for Omni One.

00:07:51:12 - 00:08:18:24

Jan

It's optimized. We worked together with Pico. We have a great relationship with them. It's our software. When you turn on the headsets, you see Virtuix. And so the software has our own game store. I'll talk about that. It has all the social features one is used to with gaming. You can find your friends, connect with friends, start a party together, play games together, and then there's a companion app to manage your account, your library, but also to keep track of your stats.

00:08:19:09 - 00:08:47:21

Jan

The Omni as you know, one of the big benefits is that you burn calories while using it. These health benefits is really, really powerful. So we actually track your steps taken, miles run, calories burned, and so that in a mobile app you can keep track of that as well. So a full system really needs a seamless user experience. And now on the game side, we have our own game store and we aim to bring at least 30 games to the store by the end of this year.

00:08:48:06 - 00:09:10:13

Jan

Both our own first party titles, but also majority of third party games working with third party developers to bring their games to our platform. And we know how to do that. We've done that before with Omni Arena and its predecessor Omniverse, together we have already 28 games for those commercial systems and 18 of which are third party games.

00:09:10:13 - 00:09:33:21

Jan

So we know a lot of the developers that we can work with. And by the way, we already have a short list of over 200 games that are on Quest 2 that we believe would be a great fit for Omni One. And that's mainly games that would work well with the Omni, but even games that don't need the Omni, some of the popular VR games that are stationary, they don't have the movement component, but we can still bring those to our store as well.

00:09:34:13 - 00:10:05:19

Jan

And for the developer, luckily the work they need to do is not much. That's the key, right? There's not that much effort we ask for developers, from developers. We have an SDK, software development kit, that they can integrate into their game and the Omni basically takes over the movement component in that game. It's maybe, doing that, is maybe a few days of work. In exchange developers gets an extra revenue stream by selling games on our store, marketing exposure, people playing their game on the Omni.

00:10:05:19 - 00:10:24:16

Jan

Those videos sometimes go viral, right? Great marketing exposure. And in some cases we can give some money to bigger studios. We will give them some money to bring their game to our store. Again, it's a few days of work. We're not asking them to to build a big game for us whatsoever. So the bottom line is it won't be a shortage of great games for Omni One.

00:10:25:00 - 00:10:51:00

Jan

And by the way, when I say games, we really go for entertainment in a broader sense. They're not all just hardcore shooter games. You can think of, for example, we're working on a fitness app, for example, there's one application we're working on where you walk. Just walk around in VR down certain trails. Let's say there's a trail in a Grand Canyon and you can walk down that trail on the Omni in full 360 degrees.

00:10:51:00 - 00:11:18:11

Jan

Great experience. And you know, you're not shooting zombies, you're just walking around in a beautiful scenery on the Omni, highly enjoyable. And so we try to have something for everybody. A wide range of experiences. So Omni One designed for the home, fits nicely into interior designs. Compact, four feet in diameter, easy to assemble and disassemble. It's really great.

00:11:18:18 - 00:11:36:17

Jan

It takes a few minutes to put together. You have the base, you put in the arm, the vest, the step - done. No tools needed. You can lift it up. It has wheels, you can wheel it around very easily. The arm can come out and you can fold it down. So a really nice experience for the home and above all, unmatched freedom of movement.

00:11:36:18 - 00:11:56:19

Jan

It doesn't have that support ring around a user's waist so you can crouch, kneel, jump. It's an incredible experience. I'm personally very happy how it turned out and really excited about the product. It's a beautiful product and it's just a great experience. I'm not going to show this video right now. I hope you you've seen the video.

00:11:57:07 - 00:12:20:04

Jan

It's also on the top of our of our StartEngine campaign, our professional promo video of Omni One. Yeah, take a look. I hope you like it. And then we also already delivered the first two units to customers. There's a video of that as well on our StartEngine campaign. But it has been great. You know, we delivered the first few beta units to our first beta customers, lots of excitement.

00:12:21:06 - 00:12:46:20

Jan

It's working. We haven't observed any major issues that require us to redesign the product. So it's just been so far, so good, really promising. Over 800 investors, by the way, applied just for a beta unit that again goes to speak about just a sheer excitement, a sheer demand we're seeing for Omni One. Over 800 people just for a beta unit is quite incredible.

00:12:47:01 - 00:13:20:09

Jan

So the beta program will extend well into the second half of this year. You know, volumes right now are very small and we're very slowly rolling them out, delivering units, making sure everything is going well, but then we'll ramp up production and output and shipments as the program proceeds. So Omni One's business model is direct to consumer, DTC, which is now mainstream with an upfront purchase price of $2,595, or which, you know, buy now, pay later.

00:13:20:13 - 00:13:55:15

Jan

That's from like Affirm that can become a monthly payment of, let's say, $70 a month, making it more accessible. That price point is basically in the range of connected exercise equipment, a mid to high range gaming PC and by the way our, one of our, core audience is gamers tend to have high discretionary income. That's well documented. Then ultimately what adds to the purchase justification of the Omni, of Omni One, are the health benefits. You know, you're going to be using Omni and playing video games but you're going to be burning calories.

00:13:55:17 - 00:14:14:06

Jan

You're going to be active, physically active, exercising. Right? And that's appealing to a lot of people. And ultimately, that adds to justifying purchasing the product because it's good for you, right? But don't get me wrong, Omni One, the price point, look, it's not for everybody. You need a space for it. You need some money for it.

00:14:14:06 - 00:14:36:04

Jan

It's not cheap. And by the way, that's okay. It's very important to know that that's completely okay. Right. Our big aspiration is Apple. And Apple, you know, they sell thousand dollar phones, right. A thousand dollar phone. That's a lot of money. A lot of people cannot afford that. But it's also not niche. Apple obviously ships millions of phones all over the world.

00:14:36:18 - 00:14:59:10

Jan

And by the way, they don't come out with a $300 cheaper model. They could. But they don't do that because that's not their brand. That's not their positioning. Similarly, you know, our positioning our brand well, look, Omni One is an incredible device that lets you walk around inside VR. Right? It's incredible. It's a beautiful product. It's high end. So, no, we don't plan to cheapen that.

00:14:59:10 - 00:15:18:16

Jan

And it's not a peripheral, as I mentioned, not a cheap peripheral to a PlayStation. It's a beautiful high end product with a great user experience. And that's what we're going for. And by the way, the demand, as I mentioned, that we see for Omni One for this price point, it's just looking absolutely fabulous. And then with the pay now, buy later, buy now, pay later.

00:15:18:24 - 00:15:50:14

Jan

Yeah, we think it becomes really accessible to a lot of people. In addition to the upfront purchase price, we make recurring revenues from subscriptions and game sales. There's a monthly subscription optionally for online gameplay that is very similar to Xbox Live for Xbox or PS plus for PlayStation. If you want to play online with your friends, you have to have Omni Online also for cloud saves, for entering and accessing leaderboards,

00:15:50:14 - 00:16:11:04

Jan

esports, a lot of different benefits that will come with that. So Omni online is $14 a month and then we sell games on our store. If it's our own game, we make 100% of of the revenue, of the margin. If it's a third party title, we have the typical 70/30 split, which is typical for an app store platform.

00:16:11:09 - 00:16:40:22

Jan

70% of the revenue is goes to the developer, 30% stays with us. And those recurring revenues, that's really the gravy of our business model. That's the upside. Those recurring revenues grow and grow and grow and grow much faster than the costs. And that's where our business model, business model becomes really interesting. Now, lastly, the third leg of the stool of our strategy is the most exciting one to me personally.

00:16:40:22 - 00:17:05:24

Jan

We already have this large and established, established demo and sales channel for Omni One, right? We have these Omni Arena sites, next week the 70th Omni Arena will be installed and that's terrific. Right? If people want to go try out the experience, hey, go to Dave & Buster's, and go there. We don't have to build an expensive chain of retail stores like many other companies have to do because we already have that.

00:17:06:00 - 00:17:30:22

Jan

We have all these sites with the experience and we get paid for Omni Arena and players pay to play it, so really neat. And then we have all these players that make player profiles, over 300,000 registered players today that we can reach out to directly at no incremental cost. They know the Omni. Many of them really love the experience and we already email them at least once a month to talk about the contest of the month or the contest of the week.

00:17:31:10 - 00:17:56:04

Jan

And so another great sales channel for Omni One that is readily available to us. And then the last one is this waitlist. This is quite incredible. So we have this web page, omni.virtuix.com, and we show the Omni One on that page where we tell visitors, hey, we're not shipping yet, but if you want to get notified when we start shipping, give us your email address, so you can fill in your email address.

00:17:57:04 - 00:18:31:13

Jan

And we don't do any marketing at all for that page except for some basic Google search ads, a thousand dollars a month standard. Barely, barely anything other than that. That website collects 300 email addresses per week, over a thousand people per month. Give us their email address because they want to get notified when we start shipping Omni One. So we now have over 30,000, and together with our investor community over 35,000 people that have given us their email address because they want to get notified when Omni One is ready.

00:18:32:08 - 00:18:53:17

Jan

I don't know the conversion rate of that just yet, but I don't give my email address to anybody. So giving your email address, email address on a website. It's a pretty high interest level, right? So I mean, it's incredible. And if you calculate what we spend on the search ads, the subscriber acquisition costs per email address is about $1.10.

00:18:54:10 - 00:19:28:11

Jan

I mean, that's nothing, for a $2,500 product. I mean, it's not uncommon for companies to pay $50 for an email address. We spend $1 per email address. So truly remarkable. Again, the demand and the excitement for our product is very, very promising. So the result of that is that our initial customer acquisition cost, the amount of money we have to spend on marketing to acquire a customer is going to be very low, and that's very important for a business like ours.

00:19:29:02 - 00:19:54:13

Jan

We basically have a demand lined up for the next 12 to 18 months already without marketing. We have our 800 plus beta applicants. Really remarkable. We have 8,000 investors. All of you 80 percent have indicated they want to buy Omni One. And then by the end of this year, that waitlist will be over 50,000 people at the current rates that indicate they want to buy Omni One.

00:19:55:10 - 00:20:18:13

Jan

So that's yeah, 5,000 to 10,000 units right there without any marketing. Then we reach out to the Omni Arena players. By the end of this year, we estimate that that list could grow to 500,000 players, 35,000 players, a month. Hey, do you love Omni Arena? Do you want this for your home? Well, look at this. Omni one.

00:20:18:21 - 00:20:48:24

Jan

It's not for everybody, you know, it's not a small little widget. But again, it's a great sales channel for Omni One at no incremental cost. Then we start marketing. Luckily in our space to reach gamers, the gaming audience is very easy and effective to reach gamers. You have all these YouTubers, gamers, streamers, Twitch personalities and by the way, they all love making content with the Omni because our videos go viral, right?

00:20:48:24 - 00:21:17:23

Jan

Just one example here, Markiplier, a big YouTube personality, made a video with the Omni a few years ago. 3 million views, 3 million views. It didn't cost us anything. So we have these viral videos, frequently multimillion view videos. A recent one, in the last year or so, 30 million views online. Elon Musk himself tweeted that video. Right. And so that's the viral nature of our product that will allow us to reach a lot of people.

00:21:18:15 - 00:21:50:24

Jan

Again, very cost effectively. Working with YouTubers and streamers with our viral product, and then eventually we can start paying for ads, digital ads, social media advertisements, Facebook, Twitter,

Instagram, maybe TikTok, YouTube ads. And again, they're the stats that we've seen in the past are so remarkable. The last time we paid for digital ads was in our 2020 SeedInvest campaign and we saw a 24 x return on ad specs.

00:21:51:01 - 00:22:16:21

Jan

Most campaigns, according to SeedInvest see 5 to 10 x. Like if a campaign does $20 million in fundraising. It typically spent $2 million up to $4 million in ads to get to $20 million. In 2020 we spent $580,000 on ads, right? So five x better than anything else they'd seen before. So again, thanks to the nature of our product.

00:22:16:21 - 00:22:42:15

Jan

So the bottom line here is that, you know, our marketing potential and our customer acquisition cost initially, it's going to be really, really attractive. Who are our buyers? Sure. Gamers, VR enthusiasts have always really liked what we do. But I want to share two very important stats with you. We did a survey with our investor slash customer community.

00:22:43:23 - 00:23:07:05

Jan

Over 1,600 investors participated. Here's an important stat - 55% of respondents did not own a VR headset. Right? And that is still the myth that I sometimes have to talk about. When people are telling me, oh yeah, the Omni, but that's really just for VR enthusiasts, right? That's for the hardcore VR enthusiast that has a VR headset and wants to be even more immersed in VR.

00:23:08:11 - 00:23:28:07

Jan

Well, no, not true at all. 55% of our customers don't even have a headset today. They don't care about just the VR experience with just a headset. They don't care about that, but they care about our experience with the Omni, walking around inside, you know, video games inside VR and yes, it happens to use a headset, but that's what they care about.

00:23:29:10 - 00:23:52:08

Jan

And then 40% of respondents barely plays video games. Either never or less than two hours per week. So that's another myth, that the Omni, that is for the hardcore gamers. You know, it's for those PC gamers that spends 40 hours a week behind their PC playing video games. And by the way, they're over 300 pounds. So how ever can the Omni be a fit for them, because they are so big and heavy?

00:23:53:07 - 00:24:15:09

Jan

You've probably heard that before. I mean, it's such an outdated and really ignorant view of the gaming space. But also it's not true for the Omni. A lot of our customers, they're not big gamers, but they like, again, the experience we offer with the Omni. So yes, gamers, the VR enthusiast is part of our target audience, but we only appeal so much, a much wider audience and also parents, right?

00:24:15:20 - 00:24:43:23

Jan

Teenagers love the Omni. Parents see their teenager sitting on the couch playing video games. The teenagers want an Omni. Well, guess what? At least they'll be off the couch, playing on the Omni, burning calories, using energy, being active. It's very appealing. So there's health benefits and that exercise benefit of the Omni, it appeals to a wide audience. So it's really, really interesting.

00:24:43:23 - 00:25:04:14

Jan

And how big is the market? Well, this is just a back of the envelope calculation. But if you look at our addressable markets it's about 65 million households in the U.S. that make at least $50,000 in annual income. That's really the bottom line, I think to afford a product like Omni One. And then 65% of those own a gaming device today.

00:25:04:14 - 00:25:25:22

Jan

So that's kind of our total addressable market, people that, households that already have some sort of gaming device in their home. Right. It's a good fit for us and then we did these surveys over the years asking people, you know, if price wasn't a factor, would you like to have a product like Omni One? 80% said yes, 35 million households.

00:25:26:06 - 00:25:50:23

Jan

That would be interested if price wasn't a factor. And then if we put with that the price point, the price range, $2,000 or so, would you still consider Omni One? 35% said yes. So that results in 14 million households in the US alone that would and could consider Omni One. That is our total addressable, servicable, addressable market in the U.S. alone.

00:25:52:15 - 00:26:17:01

Jan

And that's just the U.S. right. And Omni One we'll first ship it in the U.S. and because I think it's very important for us to stay focused geographically and really initially work out all the kinks before we start shipping this product internationally. With Omni Pro, the original Omni, very quickly we shipped internationally, we set up a distribution network, 22 distributors covering 45 countries.

00:26:17:20 - 00:26:48:14

Jan

And I think it's better as a startup, I'm always advised to stay very focused also geographically and we really want to nail Omni one in the U.S. first, then expand internationally. Europe will be next, won't be this year, hopefully sometime in 2024 then maybe Asia thereafter. This is a very important slide. So with everything I just said, the demand for Omni One, the market size we're seeing, the neat thing is that with Omni One, it's such an inflection point for us.

00:26:49:01 - 00:27:10:17

Jan

Our revenues start to scale very rapidly, even at modest volumes. Let's say we want to ship a thousand units a month or so by the end of this year and the next 12 months. That's not much at all given the demand we're seeing. Well, that's already $35 million in annual revenues. And then we go to 2,000 - 3,000 units a month.

00:27:10:24 - 00:27:28:16

Jan

Still not much. That's $100 million in annual revenue. So very quickly, our revenues become very meaningful, which is Omni One business. Then you add the recurring revenues from subscriptions and game sales. That's the upside. That's where it becomes really, really interesting.

00:27:31:07 - 00:27:50:15

Jan

A quick word about the team and this is something that I'm personally very proud of. Our core team has been together with us for the last seven plus years. Our director of engineering, our director of game development, our operations director, our core team. We've been together five, six, seven, eight years doing this because we all believe in the mission.

00:27:50:15 - 00:28:18:12

Jan

We believe in what we do. And we've accomplished quite a bit. We've awarded, we were awarded 19 patents, as I mentioned, shipped over $16 million worth of product, built our commercial content platform with over 3 million plays, shipped over 4,000 Omni Pro units, over 65, nearly 70 Omni Arenas and published 28 games, 18 third party, ten of which we made in-house.

00:28:19:17 - 00:28:47:14

Jan

And we also have a team in China. Most of you probably still, still notice, but we have 18 people full time in China. And my partner, David Allan is a Canadian person, but he's lived in China for more than 30 years, China and in Asia, Taiwan. Speaks fluent Mandarin and has done manufacturing his entire career. So the perfect person to really lead our Asia team, also our global operations and manufacturing and also our hardware engineering.

00:28:47:14 - 00:29:09:04

Jan

Now you can see David there on the top, right. But we have that team in China to manage our supply chain, to manage our production. So we're really good at that. And we also recently opened a subsidiary in Taiwan. We do aim to move actually 80% of our production to Taiwan just for geopolitical reasons. Taiwan is no doubt much more stable than China

00:29:09:06 - 00:29:37:03

Jan

long term. U.S. has a great relationship with Taiwan, and Taiwan also has quite a few exercise equipment manufacturers. So that supply chain is very suitable to our product. And then also costs.

Wages in China have been rising in the last decade very quickly, whereas wages in Taiwan have stayed relatively flat. So cost wise, Taiwan is becoming more and more advantageous as well.

00:29:37:03 - 00:29:54:00

Jan

So for those reasons we're actually going to shift more and more to Taiwan. We'll also, we'll always keep our team in China as well. That's a great, great source of talent. We have great people there. And we also have a joint venture, by the way, with a multibillion dollar gaming company in China that's on offer for us as well.

00:29:55:05 - 00:30:19:02

Jan

The bottom line here is that look, we survived. We've survived the ups and downs of VR. We survived 2020 primarily because we have stayed very disciplined, very lean. We're still a small company, and that's key for hardware. For managing a hardware business, you have to stay very disciplined. We know how to manage a hardware business. That's the bottom line here.

00:30:19:02 - 00:30:42:20

Jan

We raised over $35 million from investors to date. Mark Cuban is a big investor, 12 venture capital funds, two strategics. We've also raised quite a bit of money, as you know, through equity crowdfunding, mainly SeedInvest, now StartEngine. Because of SEC regulations. I'm actually not allowed to talk about the terms of this offering, which is a bit bizarre to me, but I'm not allowed to do that.

00:30:42:20 - 00:31:04:08

Jan

So to see more about the terms of this current offering, please visit the StartEngine Campaign page. And by the way, if you want to invest $100,000 or more, you can do so with Virtuix directly outside of SeedInvest, sorry, StartEngine. StartEngine which acquired SeedInvest. Although that deal still hasn't hasn't closed. All right.

00:31:04:09 - 00:31:26:13

Jan

This is my last slide. I'm sorry. I've been going a bit long here, but just to sum it up right, Omni One. Look, it's an incredible product. I'm very, very excited about it. It's beautiful. Works well. I think it's going to change the world. The market demand we're seeing is really quite something. That ever growing waitlist of people that are just signing up without any sort of marketing.

00:31:28:05 - 00:31:57:09

Jan

Over 35,000 growing rapidly. People that want Omni One. Then we have the Omni Arena side of the business which feeds nicely into the Omni One business. Over 300,000 players to date again growing rapidly. A great demo and sales channel at no incremental costs. Then just the revenue picture, the revenues just grow quite meaningfully very quickly even at modest volumes and that's where our business and our company becomes a real player.

00:31:57:09 - 00:32:19:03

Jan

And we'll talk about potential exit strategy here in a bit. In a Q&A. But that's really neat to see, and then the recurring revenue that's just really the gravy of the business model. You know, a really a big part of what we do. The time is now, the technology is finally ready, our product is finally ready. The market is there, strong demand, lots of excitement.

00:32:19:14 - 00:32:43:23

Jan

So we're set up to scale and we're ready to scale, ready for rapid revenue growth. So join us in our mission to bring Omni One to millions of homes around the world. All right. I'll take a quick breather here. I have a few questions from before the webinar and I'll try to go through. I've seen a lot of questions here on the chat as well.

00:32:44:12 - 00:33:12:07

Jan

I'm not sure if we'll get through them all, but let me just start with the most frequent questions I received before the webinar. One common question is about our patent portfolio. How many patents do we have? We have 19 patents issued to date, eight more pending. Covering really everything from mechanical design, electrical design, game integration, motion tracking. The full system of Omni One is covered by patents.

00:33:13:12 - 00:33:36:10

Jan

And by the way, the core concepts of the Omni, the low friction concave base on which you walk with low friction footwear, that concept is ours. We were the first, that's ours, anyone who's using that concept is infringing on our patents, right? We came up with that. And so I think we have a very nice balanced portfolio. I actually have a slide on this.

00:33:36:10 - 00:33:55:17

Jan

Let me pull this up. And the reality is that beyond the patents, our product is just, it's just very hard to copy. And this goes to the next question I always get about our competitors, and I'll show our competitors in in a second, but we don't have that many competitors because the reason is what we do is very hard.

00:33:55:17 - 00:34:21:10

Jan

It's not just a small widget that people can easily copy. The hardware has metals, plastics, fabrics, footwear. There's motion tracking, game integration. It's really hard, right? It's really hard. We worked on it for a very long time. And so when I look at our competitors, there's really only one that also has a consumer product, KAT VR.

00:34:22:14 - 00:34:53:07

Jan

It's a Chinese company, you know, they came after us. I would say that they copied our approach. I could see that they infringe on our patents. We haven't taken any sort of action on the legal side because they haven't just, they're not very big, they haven't grown much. Their approach is very different than ours. They're going for the peripheral approach, an accessory to every headset, and they claim that their system is compatible with every headset and every game.

00:34:53:07 - 00:35:15:23

Jan

And as a result, unfortunately, I find it's not very compatible with anything, really. If you're compatible with everything, I think you don't work well with anything. You know that's my view. And now we like the KAT team. They're good people. I don't want to talk badly about them. And look, they're still fairly small and, look, what they do is different than what we do.

00:35:16:18 - 00:35:40:13

Jan

But I think our product is just, you know, it's a different category. That's how I would describe that. And then Infinadeck, a $60,000 commercial product, really not much of a competitive threat there. And Cyberith, one of the early players in the space. But yeah, I'm not even sure if they are still around, frankly. So competitively because of what we do is so hard.

00:35:41:01 - 00:36:09:06

Jan

I mean, we are ahead of the pack and as, you know, people may say, well, KAT came out with consumer product first and peripheral and compatible with everything, but then where are the numbers, they don't have that much traction or excitement. I think we're way ahead of the pack competitively. We're just an absolutely fantastic product. And by the way, our patent portfolio, it's our concept, by the way, so we can always pull that trigger if we feel like competitors, our competitors are threatening our market.

00:36:09:23 - 00:36:39:18

Jan

You know, we can go down that path. Another question I frequently get is about the games and what games will we have and only shooter games? Or all kinds of games? As I mentioned we plan to have a wide range of games, at least 30 by the end of the year is our goal. Not just shooter games, again entertainment in a broader sense - fitness, walking around in beautiful sceneries, trails, something for everybody.

00:36:41:09 - 00:37:14:21

Jan

And another question I typically get is can we also still connect Omni One to a PC to play PC based VR, Steam VR based games? And the reality is that you actually can even though it's not our model, right? We offer a full system. A seamless user experience. Comes with our own headset, the Pico. But if you want to and for those VR enthusiasts that know how to do this, you actually can also connect Omni One to a PC and play PC based VR games.

00:37:15:09 - 00:37:39:03

Jan

It's not the easiest thing to do. It probably requires some tinkering. We'll probably make some application available to emulate gamepad input coming from omni movement input. So there's some tinkering there, but we will not artificially close off our system. Our system is not a closed off system. It's a complete system. But for those who know how to do it, hey, you can you can do more with it if you want to.

00:37:39:03 - 00:38:02:16

Jan

So but it's not it's not our business model. It's not our marketing pitch either. It's just there for those who know how to do it. And I know many of you are VR enthusiasts and savvy, savvy technical folks, so you can do it. We also often get questions about commercial applications. What about training and simulation? What about the military?

00:38:02:16 - 00:38:27:05

Jan

You know, what about virtual education, you name it? And my answer to that is that those markets are interesting, but it's very important for us to stay focused as a startup. So we are focused on entertainment, both in a commercial space and now in a consumer space. We have sold many Omni Pro systems through our distributors to enterprise markets.

00:38:27:05 - 00:38:50:07

Jan

Still today, if somebody reaches out and wants to use the Omni for oil and gas training, they can. They can buy a system from our distributor. It's just not something that we pursue directly as a company. That would be too much distraction. So, but those markets are out there, maybe one day those could be meaningful and maybe one day that that does present an interesting opportunity to us.

00:38:50:07 - 00:39:15:02

Jan

But we have to stay focused as a, still a, small company. Another question I often get is about the international markets. When can I get a Omni One in Europe or elsewhere? And as I mentioned, it's U.S.

first for good reasons. We don't want to ship Omni One overseas if it's not fully ready yet. We have to work out the kinks again, stay focused, nail it in the U.S. and now we'll expand internationally.

00:39:15:04 - 00:39:51:18

Jan

Europe first, hopefully in 2024. How quickly can we ramp up production? It's another good question. Right? What's our production looking like? Initially, right now, very small volumes. The beta units, we're delivering today, many of the parts are still machined, CNC, so not injection molded, but we haven't seen any big issues. We're very close to pulling the trigger on tooling up those parts, making plastic injection molds for the plastic parts, a die-casting for the aluminum parts, and then we can go into pilot production and start ramping up our production over time.

00:39:51:18 - 00:40:11:13

Jan

So now it'll take quite a while to really dial in our production, but once we get there, once we get to a thousand units a month, going higher from there there's really no upper limit. I mean, from a manufacturing perspective, a thousand units is not much at all. Even 3,000 units a month for a manufacturing company, it's really still low volume.

00:40:11:13 - 00:40:39:06

Jan

So, you know, the sky's the limit and there's really no upper limits eventually to how many we can produce over time. People ask me about the risks of being in China. I think I addressed that. How, you know, we're certainly monitoring that very closely. Geopolitical risks. For that reason, we're shifting some of our production to Taiwan much more stable, even though, you know, we are still bullish on China as well.

00:40:39:08 - 00:41:02:01

Jan

We do monitor that, we're very aware of the situation between the U.S. and China and then moving our supply chain elsewhere is very, very important. So we stay flexible so we won't be caught up in any sort of, you know, geopolitical disputes. I get a lot of questions about exit strategy. You know, what's the exit? When can we monetize our shares?

00:41:02:20 - 00:41:27:24

Jan

Well, you can monetize your shares if and when we either get acquired or go public. Right? Those two exit events or both of them, either one of them would be a great outcome both for us and for our investors. Those would be just fantastic. It's certainly our goal to get there. There's no fixed timeline set in stone for that, obviously, but it is our goal. And with Omni One,

00:41:29:12 - 00:41:51:15

Jan

there's certainly a big inflection point there. Once we start shipping Omni One in volume, it's out there. We do some marketing around that. That product is going to turn a lot of heads and we may start to see some acquisition offers. Apple is coming out with a VR headset later this year. Rumored. I mentioned Apple several times, they have a high end product, a seamless user experience.

00:41:51:15 - 00:42:17:15

Jan

I don't know. Culturally there is, there may be a fit there. I'm just, you know, just brainstorming here. But we may start to see some interest with Omni One. And if not, in the meantime, we'll continue to build a great company. And as I mentioned, when our revenues get to 3,000 units a month, $100 million, a few hundred million dollars in revenues, at that point, you can start thinking about going public.

00:42:17:15 - 00:42:45:16

Jan

You could at that point. So that's you know, that's not unfathomable that's getting closer and closer. So in any case, you can't be too precise about these matters. You know, I have to stress that none of this is guaranteed and there's no guaranteed timeline or guarantee of success. But obviously that's our goal and we're working very hard towards that.

00:42:45:16 - 00:43:10:06

Jan

And in the last few questions I got frequently was about StartEngine acquiring SeedInvest, what happens to my shares, what happens to my perks? Nothing happens to your shares. If you're an existing shareholder, you own shares in Virtuix. Those are held by a custodian, SeedInvest custodian partner, which will be taken over by StartEngine and that will be the only change.

00:43:10:06 - 00:43:31:02

Jan

But obviously your shares are safe and you own shares in Virtuix, albeit through a custodian. By the way, that transaction was supposed to have closed already. It's taking it a little bit longer. I'm not sure when exactly the acquisition will close. And your perks, by the way, it appears that that that you subscribed to in the 2020, 2021 offering.

00:43:31:09 - 00:44:05:02

Jan

All of those, of course are, will be honored definitely so no changes there. All right. I'm going to take a quick sip. I'm going to scroll through the questions here on the chat. Let me start from the top, maybe if I can. I hope that was helpful. I feel like I've been talking nonstop. I hope that wasn't too dense.

00:44:05:02 - 00:44:30:06

Jan

Just scrolling through the chat here. Yes, we will. We are recording this. I should have said that early on, but we are recording this and can send around a recording later. A question here about selling to the U.S. government. I addressed that. We're not focused on that. We actually, we've sold many Omni Pros to, you know, training simulation, law enforcement, even military through our distributors.

00:44:30:06 - 00:45:03:24

Jan

But we're not focused on those markets. That would be just completely different markets, different sales cycle. But maybe, eventually, I do believe in those applications for VR and for the Omni. So, but right now we have to stay focused on entertainment. Can investors still buy Omni One at a discount? Yeah, if you got a discount as part of your investment and the series A-2 round several years ago that is there. Once you're ready to purchase Omni One either beta or the final product, you can apply your discount right there.

00:45:03:24 - 00:45:30:01

Jan

A question about KAT VR beating us to market? Yeah, that was that's what I was talking about. Look, we like the KAT VR guys. I personally like the treadmill. Hardware wise it's good. Software, the tracking, integrating with games again that's where it's not seamless, right, they're trying to hack into existing games that don't have native games that natively supports the treadmill.

00:45:30:01 - 00:45:52:24

Jan

So they have to emulate movement going into those games and, look, it's a bit clunky. I don't want to talk bad about them, but that product is not flying off the shelf. I think, look, we have one here as well. I don't want to talk bad about it, but it's different from what we do. It's just different. It's not our business model, it's not our approach.

00:45:53:04 - 00:46:16:20

Jan

We go for a high end system, great user experience, great product, and we think there's a great market and a big market for what we do. And that's what we see in the market as well. Sorry. Scrolling through the questions here. Will Omni One work with the Meta Quest 2 headsets? Well, Quest 2 is truly a walled off, closed system.

00:46:18:04 - 00:46:39:03

Jan

And again, it's not our business model to be a peripheral to somebody else's platform. I don't think that's a good business. And again, it wouldn't be a very good user experience. Again, you have to hack into somebody else's platform, hack into games for that platform. I mean, again, it's good for tinkerers, is good for VR enthusiasts. I just don't believe the mass market puts up with that stuff, right?

00:46:39:03 - 00:47:07:24

Jan

And so it's not what we're going for. The question whether, you know, Omni One can be used with VR games on a PC? And I addressed that. Yes, we are not artificially closing off Omni One so you can do that. Apple releases a VR headset this year. How will it impact you? It's great, right? It's a top notch company bringing out a VR headset to compete with Meta in the consumer space.

00:47:08:11 - 00:47:45:09

Jan

It's great for us. And as I mentioned, it's just one other potential acquirer, potentially another player in the space. It's definitely great for us and we'll look forward to see what, the headset, they come out with. Sorry, scrolling through the questions here, let's see, we only have a few minutes left. How can I sign up for the beta program? If you're an existing investor, you should have seen a link in many of the email newsletters that we sent out.

00:47:46:11 - 00:48:03:00

Jan

So you can click on that link. You can still sign up for a beta unit and we'll get through those beta units probably well into the second half of this year. Given the big volume, the big number of people that have signed up, for just a beta unit, which is great to see. But we'll, we'll work our way through those beta applicants.

00:48:03:00 - 00:48:30:12

Jan

By the way, everybody in the U.S. can get a beta unit. Right, so it's just a matter of when, not if. U.S. only though we can't really ship beta units outside of the country for many reasons. But again, we don't want to ship units outside of the U.S. if they're not fully ready yet either. I'm seeing several questions here that I did address. Here's a good question.

00:48:30:15 - 00:48:59:10

Jan

Does the online subscription cost include any games? For example, the Xbox Game Pass Ultimate, where you pay a monthly subscription and has games included with that? That's really neat. I mean, certainly, with Omni Online. We have big plans like that. We do want to expand Omni Online, maybe have different tiers, maybe certain tiers do have games included and we'll see how we can evolve that subscription plan over time with various options and then add as much value as possible to our users.

00:48:59:24 - 00:49:30:03

Jan

Right now it's just the multiplayer components, online gameplay, cloud saves, leaderboard access, some esports perhaps, we plan to organize some contests just for fun. So to be part of that you'll need Omni Online. So there's a lot of benefits already. And later we'll see if we can add more to that, potentially with games as well.

00:49:30:03 - 00:49:53:20

Jan

Do you plan to charge, those subscribers we have, that waitlist, do we plan to charge them a small amount to get their place in line? It's a very interesting, interesting idea. We are trying really hard right now not to take people's money way before we're ready to deliver a product. And some of you have been with us since the beginning.

00:49:53:20 - 00:50:15:09

Jan

You know, that was a big downside of Kickstarter. You get all that money upfront and it takes a while to deliver a product. It results in a lot of unhappy people constantly asking, where's my product? It's just not a good, it's not a good environment, really. So right now with Omni One, we try not to do that. We'll take people's money for the units when we are ready to ship those units.

00:50:15:09 - 00:50:32:15

Jan

We think that's a much better approach. We want to go for maximum customer satisfaction. So I don't think we'll ask people even for a small amount upfront if they have to wait several more months after that to get the product. When we're ready to ship to you, you know, you can you can buy the unit and there it is.

00:50:32:15 - 00:51:11:04

Jan

You know, that's a much better user experience. And again, we're going for a top notch user experience with high customer satisfaction. Working my way through the list here. Thanks, everybody, for all the questions. So much excitement, so much involvement and engagement. It's just great to see. I really appreciate it. About the beta program, if you haven't heard back totally normal, full disclosure, the early beta units we're just shipping them here in the Austin, Texas area for practical reasons close to the office.

00:51:12:15 - 00:51:34:14

Jan

So if something goes wrong, we can right away fix it. It's been very good so far. So I think very quickly we can expand nationwide and we'll be very transparent about how we're going about selecting the next batch of beta applicants. I think we'll have a nice process in place. We'll be transparent about it so everybody knows exactly, you know, more or less what to expect and how do we go about it.

00:51:34:14 - 00:51:44:04

Jan

But right now it's very simple. We just go by geographic proximity to where we are, just for practical reasons, but that will change very soon.

00:51:48:09 - 00:52:10:05

Jan

Now, here's a good question about us versus Peloton. I can say a few things about that. Peloton has done many things right initially. They have certainly proven that there is a market for $2,500 products for the home, maybe even just eight years ago, a $2,500 bike for the home. Oh my god, who's going to buy that? Nobody's going to buy that, right?

00:52:10:14 - 00:52:31:12

Jan

Well, not true. Big market. And that's, you know, same for our product, Omni One. $2,500 product for the home, big market, not super niche. So they've proven that. They made a lot of mistakes in the execution, just one example, their executive org chart did not have a COO. Right? So this is a manufacturing company. Didn't have a COO.

00:52:31:12 - 00:52:57:18

Jan

So, you know, and then they had thousands and thousands of employees, which is too much. In hardware you have to be super disciplined and you have to have a COO like in our case, David Allan has done manufacturing for over 30 years. You have to know what you're doing. The biggest challenge for companies like Peloton ultimately is their customer acquisition cost is very high. Even at the time of IPO,

00:52:57:24 - 00:53:23:19

Jan

Peloton's customer acquisition cost was about $1,000 per bike that is spent on marketing to sell that one bike. That's very high because ultimately you're selling an exercise device, a fitness device, right?

They don't have a video that has 30 million views, went viral. Right. It's not that kind of product we do. Yeah, we have viral videos. We have tons of excitement.

00:53:24:03 - 00:53:45:14

Jan

If companies like Peloton would stop marketing, would they have 300 people a week that go to their website and say, I want that product, send it to me? I don't think so. But we do. Our nature, the nature of our product, it's not an exercise device. It's an incredible, awesome gaming system with health benefits, with exercise benefits, but that's a much easier sell.

00:53:45:14 - 00:54:14:04

Jan

And that's why I stressed so much in the presentation about our customer acquisition cost initially being so low. That's ultimately the big difference between us and people, companies in the connected exercise equipment space, but have to pay a lot of money for marketing. And I think we're in much better shape on that front, which is very exciting for us, very promising.

00:54:14:04 - 00:54:46:14

Jan

All right. We just have a few minutes left. Thanks, everybody, for your patience, and for sticking around. I'm afraid I'm not going to be able to get through all the questions on the chat. I may pick maybe one or two more, and then if anything, we can follow up afterwards. And if I missed any big questions, you can also always put it on the on the discussion forum, on the campaign page, on StartEngine, and we will address them there for sure.

00:54:46:14 - 00:55:20:20

Jan

Questions here about the terms of the round. Again, unfortunately, I cannot talk about those in this presentation. Rather unfortunate, but please go to the StartEngine Campaign page to learn more about this round and the terms. Okay. I'm going to pick one more question. Sorry. I'm just scrolling through and I feel like I addressed a lot of the questions already so that's a good sign.

00:55:20:20 - 00:55:55:03

Jan

Here's a good question. Whether we directly compete with Meta Quest 2? Whether we share the same market? No, we don't compete. Meta sells a $400 headset, sometimes $300 headset. We sell a $2,500 piece of equipment that you walk around inside, inside a metaverse. Right? So if anything, we have a lot of overlap in a sense that people that have a Quest 2 headset and like VR, they are a natural customer for our system if they do want to, to do more than just having a VR headset.

00:55:55:11 - 00:56:21:14

Jan

But ultimately, we're in different markets. You know, they're going for the low end or the mass market that they want to go for, billions and billions of users. That's the Facebook way. You know, Facebook itself now has a few billion users, which is just incredible. In our case, as I mentioned, even just, you know, 3,000 units a month results in $100 million in annual revenues.

00:56:21:14 - 00:56:42:02

Jan

Right. So it's a different, it's a different ballgame that we're in. And it's great that Meta continues to invest heavily into VR. It's just fantastic for us. They push the technology forward. The latest headsets are just incredible and we thank Meta for all the efforts in the VR space. And it's highly beneficial to us, highly beneficial to us.

00:56:42:02 - 00:57:05:16

Jan

So it's great to see what they do in the space. We're big fans, frankly, of just them driving the technology forward has been good for all of us involved. So. All right. I'm going to wrap it up here, folks. I just want to thank everybody for your attention. For all the questions on the chat. We'll send around a recording of this webinar as well.

00:57:05:16 - 00:57:28:23

Jan

And if you have any more questions, reach out at any time, either via email or via Discord or via the forum on the StartEngine campaign page. Thank you so much. I do hope you participate in this round. I do hope many of you believe in what we do. Certainly at Virtuix, we all believe heavily in what we do and everything we're envisioning and everything we envisioned since the start, it's only becoming more and more true.

00:57:28:23 - 00:57:41:13

Jan

VR is here. The technology is ready, the market is ready. So we have a very exciting year ahead of us and thank you for being on board and I hope you participate in this round as well. So thank you very much, everybody. And have a great night. Bye bye.